Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction

1.	Marchex Paymaster, LLC	Delaware

2.	goClick.com, Inc.	Delaware

3.	Marchex, LLC	Delaware

4.	Marchex Sales, Inc	Delaware

5.	Marchex CAH, Inc.	Delaware

6.	Marchex CA Corporation	Nova Scotia

7.	Marchex International, Ltd.	Ireland

8.	Marchex Voice Services, Inc.	Pennsylvania

9.	Marchex Europe Limited	United Kingdom

10.	Jingle Networks, Inc.	Delaware